

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Sean F. McClain
President and Chief Executive Officer
Montauk Renewables, Inc.
680 Anderson Drive, 5th Floor
Pittsburgh, PA 15220

      Re: Montauk Renewables, Inc.
          Registration Statement on Form S-1
          Filed December 11, 2020
          File No. 333-251312

Dear Mr. McClain:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Our Amended and Restated Certificate of Incorporation will provide that, unless we determine otherwise, page 43

1.   We note your revisions in response to prior comment 6 and reissue the comment in part. Please make corresponding revisions to your disclosure under "Choice of Forum" on page 147 and revise your Amended and Restated Certificate of Incorporation to state clearly that your Delaware Forum Provision does not apply to actions arising under the Securities Act or Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Internal Control Over Financial Reporting, page 75

2.   We note your disclosure regarding the material weakness identified in connection with the preparation of your interim financial statements for the nine months ended September 30, 2020 and 2019. Furthermore, you state the material weakness resulted in accounting adjustments recorded to certain accounts in the interim financial statements, prior to their issuance. Tell us how you determined that the material weakness related to income tax provision and related accruals did not impact the financial statements for the years ended December 31, 2019 and 2018.

Management, page 120

3.   We note you disclose here that Sean F. McClain is your President and Chief Executive Officer, but your registration statement has been signed by Scott Loughman as Chief Executive Officer and President. Please advise or revise.

Security Ownership of Certain Beneficial Owners and Management, page 138

4.   Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Montauk Holdings Limited and CFB Clean Energy Capital Ltd. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Exhibits

5.   Please have counsel file a revised opinion that does not include any assumptions (1) that are readily ascertainable, (2) that assume any material facts, or (3) with regard to which counsel may appropriately rely on applicable officers' certificates, or provide supplemental support as to why the particular assumption should be unobjectionable. For example, we refer you to the assumptions set forth in the first sentence of the third paragraph on page 1. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Energy & Transportation

cc: Amy Pandit